CLAUDIA J. MCDOWELL ATTORNEY AT LAW
27430 Riverside Lane
Valencia CA 91354
(661) 287-3772
(818) 475-1819 Facsimile

January 16, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Attention: Claire Erlanger, Division of Corporate Finance

Re:	Crown Partners, Inc. Form 10-KSB for the year ended December 31, 2006 Filed April 17, 2007 File No. 033-11986-LA

Dear Ms. Erlanger:

In response to your letter of December 28, 2007 regarding the above-referenced issuer, please be advised that the issuer is responding to the Staff’s comments in this letter. As requested in your letter, this letter references where each response to your specific comment was made in the Form 10-KSB. For ease of reference, we have followed the numbering format of your letter in responding:

Form 10-KSB for the year ended December 31, 2006

Notes to the Financial Statements

Note 6: Settlement of Liabilities

1. We note from your response to our prior comment 1 that you reference a Stock Purchase and Sale Agreement as Exhibit 1 to the response. However, it does not appear that Exhibit 1 is included with the response letter as submitted on EDGAR. Please file Exhibit 1 as correspondence on EDGAR or remove this reference to an exhibit.

RESPONSE:

Exhibit 1 is being filed as correspondence with EDGAR.

Note 12, Sale of Equity Investment

2. As previously requested, please tell us how you calculated or determined the amount of gain of $124,511 to be recognized in 2006 (as opposed to the $440,000 gain recognized in 2005) upon the sale of the NHT shares (both the 905,438 shares received in 2005 and the 22,800 shares retained) and tell us where that gain is recorded on the statement of operations. As part of your response, please tell us the nature and amount of the consideration received as the date of sale of the remaining shares in 2006.

RESPONSE:

During our December 31, 2005 audit, we discussed the matter with our auditors and concluded that the NHT Shares held on that date had a zero value due to the volatility of the market and the financial condition of NHT. In addition, the shares were restricted which further decreased their value. Consequently, when we sold these shares in 2006 for proceeds of $124,511, the entire amount was recorded as a gain. Further, the gain was recorded under the caption "Gain on Sale of securities." The NHT shares were sold through the Company's brokerage accounts and the Company received the proceeds from its brokerage firms.

In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions.

Sincerely,

CLAUDIA J. MCDOWELL ATTORNEY AT LAW

/s/ Claudia McDowell

CLAUDIA J. MCDOWELL

/CJM
cc: Crown Partners, Inc.
LBB & Associates, Ltd., LLP
Malone & Bailey, PC

AMENDMENT NO. 1 TO
STOCK PURCHASE AND SALE AGREEMENT

This Amendment No. 1 ("Amendment") to the Stock Purchase and Sale Agreement ("Agreement") entered in to on November 24, 2003 by and between Crown Partners, Inc. ("Crown"), Sanitec Services of Hawaii, Inc., Wayne Bridges LLC and Micro Bio-Medical Waste Systems, Inc. formerly known as 20/20 Networks, Inc. ("Micro") is agreed to as of February 19, 2004.

WHEREAS, the parties originally agreed that Micro would purchase Crown's interest in Sanitec Services of Hawaii, Inc. ("SSH") for $550,000; and

WHEREAS, as part of its obligations under this Agreement, Crown increased Micro's authorized capital and changed its name to its current name; and

WHEREAS, as inducement for Crown to enter the Agreement, Micro was to immediately raise money to finance SSH's operations in Hawaii; and

WHEREAS, the original agreement called for the transaction to be completed within 60 days, which time has expired; and

WHEREAS, Micro desires to continue with the proposed acquisition and has received $45,000 toward the purchase price; and

WHEREAS, the parties hereto have agreed that the Agreement be modified as follows:

1. Micro has approximately $45,000 on deposit in its bank account. The parties agree that this $45,000 will be treated as a non-refundable deposit toward the total purchase price of $550,000 as an inducement for Crown not terminating the transaction due to Micro's non-performance thus far. In addition, the parties agree that $20,000 shall be sent to SSH for use in the Hawaiian operations so that the rent there may be paid and that the balance will be retained by Micro to use in paying its operations at the present time. However, Micro will owe this sum to Crown and must reimburse Crown for these funds.

2. In the event that this transaction does not close, Crown shall be entitled to retain this sum as a non-refundable deposit and shall have no obligation to return these funds to Micro.

Any terms in the Agreement not specifically modified by this Amendment remain as originally set forth in the Agreement.

IN WITNESS WHEREOF, the parties, by their duly authorized officers, have executed and delivered this Agreement effective as of the date first above written.

Micro Bio-Medical Waste Systems, Inc.

By:	/s/ Charles Smith
Charles Smith, President

Crown Partners, Inc.

By:	/s/ Charles Smith
Charles Smith, President

Wayne Bridges, LLC

By:	/s/ Mike Zaman
Mike Zaman, Manager

Sanitec Services of Hawaii, Inc.

By:	/s/ Steven Onoue
Steven Y. Onoue, President